United States securities and exchange commission logo





                          May 15, 2024

       Ming-Chia Huang
       Chief Executive Officer
       MKDWELL Tech Inc.
       1F, No. 6-2, Duxing Road,
       Hsinchu Science Park,
       Hsinchu City 300, Taiwan

                                                        Re: MKDWELL Tech Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed May 2, 2024
                                                            File No. 333-277785

       Dear Ming-Chia Huang:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2024 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Proposal No. 1 The Business Combination Proposal
       Summary of MKD Taiwan Financial Analysis and Cetus Capital Internal Valuation Discussion
       September 2023 Projections, page 89

   1. Please revise to confirm whether the September 2023 projections still reflect
                                                        management   s views on
future performance and/or describe what consideration the board gave to obtaining
updated projections or a lack of reliance upon the projections.
 Ming-Chia Huang
FirstName  LastNameMing-Chia Huang
MKDWELL      Tech Inc.
Comapany
May        NameMKDWELL Tech Inc.
     15, 2024
May 15,
Page 2 2024 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
MKD
Major Factors Affecting Our Results of Operations, page 121

2. We note that you removed disclosures related to your supply chain and demand for camper vans, which were added in response to prior comments. Please advise or revise.
Unaudited Pro Forma Condensed Combined Financial Information, page 143

3.       Your disclosure, under the heading    Assuming the NTA Amendment
Proposal is not
         approved and holders of 1,409,540 Cetus Capital Public Shares exercise their redemption
         rights    on page 144, states that $5,000,001 will be left in the
trust account under scenario
         2; however, your disclosures elsewhere in the filing state that this scenario will leave a minimum of $5,000,001 of net tangible assets, including the cash to be released from the
         Trust Account. Please correct this inconsistency. This comment is also applicable to disclosures on pages 7 and 15 that refer to $5,00,001 being left in the trust account.
Pro Forma Combined Condensed Statement of Operations, page 146

4. Please correct the inconsistencies in the historical weighted average share and loss per share disclosures for MKD BVI on pages 146 and 25 to correspond to amounts presented in the audited financial statements on page F-24.
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 148

5. Your disclosure states that adjustment (4) reflects the contribution of all the share capital in MKD BVI to Cetus Capital; however, your disclosures elsewhere in the filing indicate that both MKD BVI shares and Cetus Capital shares will be exchanged for PubCo shares at Closing, and that MKD BVI and Cetus Capital will become wholly-owned subsidiaries of PubCo. Please correct this inconsistency.
Index to Financial Statements, page F-1

6. Please provide updated interim financial statements and related financial disclosures for
         Cetus Capital throughout the filing, including MD&A, to the extent required by Rule 8-08 of Regulation S-X.
 Ming-Chia Huang
FirstName  LastNameMing-Chia Huang
MKDWELL      Tech Inc.
Comapany
May        NameMKDWELL Tech Inc.
     15, 2024
May 15,
Page 3 2024 Page 3
FirstName LastName
        Please contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Michael T. Campoli